

October 1, 2013

Via E-mail
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

> **Re: Dynagas LNG Partners LP**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 17, 2013**
> **CIK No. 0001578453**

Dear Mr. Lauritzen:

We have reviewed your response to our letter dated August 6, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise to disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

Prospectus Summary, page 1

Overview, page 1

2. We note your response to our prior comment 9 and your revised disclosures. Please disclose here the length of your current "multi-year" charters so that investors can evaluate your business. We note disclosure on page 85 stating that since 2007 you have employed all of your vessels in the short-term chartering market and such market has been "highly volatile" in recent years.

A limited newbuilding orderbook and high barriers, page 5

3. Please clarify what you mean by "longer-term charters" on page 5 by providing quantitative information.

4. We note the disclosure that 113 LNG carriers are scheduled to be delivered for the period between 2013 and 2017. Please revise to provide balancing disclosure here to discuss, if true, that any increase in LNG carrier supply may place downward pressure on charter rates.

Increasing ownership of the global LNG carrier fleet by independent owners, page 6

5. Please revise the last sentence in the first paragraph of this section to state as a belief. In addition, please include a brief description of what you mean by "speculative ordering" and clarify what you mean by "very low" by providing quantitative information.

Distinguishing Features and Strategies, page 6

Fleet, page 7

6. We note your disclosure that 14% of the global LNG fleet has a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system. Please explain why carrying capacity between 149,000 and 155,000 cbm provides you a competitive advantage compared to lower or greater capacities. Also disclose here and on page 2 the percentage of the current newbuilding orderbook for LNG carriers with such characteristics so that investors can assess your fleet compared to the overall LNG shipping market.

Commercial, page 7

7. We note your response to our prior comment 23 and reissue in part. Please disclose here that you expect that "a large portion of [your] cash flow from operations will be used to repay the principal and interest on [your] debt." Refer to page 28.

8. We note your response to our prior comment 25. Your current initial fleet consists of three vessels and the respective multi-year charter agreements appear material to you. Please file the charter agreements with your registration statement.

9. Please revise to clarify what you mean by the "relative fluid character of the short-term market" in the second paragraph of this section on page 7.

Borrowing Activities, page 8

10. We note your response to our prior comment 29 and reissue in part. Please disclose the current status of your liquidity and financial covenants and describe how you are not currently in compliance with such covenants. In your disclosure, please include a quantitative discussion of your current status as it relates to these covenants.

Implications of Being an Emerging Growth Company, page 12

11. We note your response to our prior comment 13 and reissue. Please disclose all of the ways you may cease to be an emerging growth company, including as of any date on which you have issued more than $1 billion in non-convertible debt over the three years prior to such date.

Cash Distributions, page 16

12. We note disclosure on page 30 stating that under your credit facilities, you may be prohibited from making cash distributions. Please revise page 16 as well as your Risk Factors section to highlight the attendant risks of this limitation.

Summary Historical Consolidated Financial and Operating Data, page 20

13. Please revise your disclosure in footnote (6) on page 24 to reflect the years for which the TCE rate information is presented.

Risk Factors, page 26

"We are an "emerging growth company" and we cannot be certain if, page 37

14. We note your revised disclosure in response to our prior comment 39. Your response indicates that you have revised to state that as a result of your election to take advantage of the extended transition period for complying with new or revised accounting standards, your "financial statements may not be comparable to companies that comply with public company effective dates." However, we note that your disclosure on page 37 states that the "information [you] provide to[y]our unitholders may be different from information provided by other public companies." In this regard, similar to page 99, please revise your disclosure in the risk factors section to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

Capitalization, page 53

15. We note from your response to our prior comment 45 that you have revised your disclosure under the Capitalization table to state that the table does not include the $30

million revolving credit facility to be entered into with the Sponsor. Please tell us if you intend to borrow any amounts under this revolving credit facility at the time of the closing of the offering. If so, we believe this amount should be reflected in the "as further adjusted" column in the Capitalization table. Please advise or revise accordingly.

Dilution, page 54

16. Please revise to include a table which sets forth the number of units that you will issue and the total consideration contributed to you by your general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus. Your table should set forth the number of common units purchased from the company, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Forecasted Results of Operations for the Twelve Months Ending December 30, 2014, page 59

17. We note that you have revised to present your forecasted results of operations for the twelve months ended December 31, 2014 with a comparison to the historical period of the twelve months ended December 31, 2012. However, we do not believe it is appropriate to exclude an entire fiscal year from the comparison of forecasted results to historical results. Therefore, if you wish to forecast your results through December 31, 2014, please revise to present the comparative historical financial information for the twelve month period ended December 31, 2013, in a column parallel to the forecasted information. In this regard, you may present your actual results for the six months ended June 30, 2013 combined with the forecasted results for the remaining six months of 2013 to present a comparable period to the December 31, 2014 forecasted information. Alternatively, in light of the fact that you are required to update your historical financial statements through June 30, 2013, in accordance with Item 8A of Form 20-F, you may revise to present forecasted results for the twelve month period ended June 30, 2014 with the comparative period being the historical results for the twelve months ended June 30, 2013. In either case, you should revise to explain how the historical and forecasted amounts for the twelve month periods were calculated or determined.

Summary of Significant Forecast Assumptions, page 62

Vessel Operating Expenses, page 63

18. We note your response to our prior comment 51 and revised disclosure now forecasts a decrease in vessel operating expenses whereas your original forecast predicted an increase in such expenses. We also note that you disclose that the decrease is primarily due to the fact that all of the vessels underwent mandatory special survey and drydocking in 2012 and you do not expect to incur these expenses in 2014. Please tell us why you

now believe that the previously disclosed increase in demand for qualified and experienced officers and crew is no longer applicable. Also, in light of the fact that your disclosure on page 62 indicates that crew wages are the most significant component of vessel operating expenses, and the only drydocking costs included in this line item appear to be peripheral repairs and maintenance costs, please provide us more detail of why you expect the average daily operating expense rate to be significantly lower in 2014.

Voyage Expenses, page 63

19. Your revised disclosure in response to our prior comment 52 indicates that you expect voyage expenses to decrease significantly because you assume all your vessels will be operational in 2014 and will not incur any voyage expenses other than commissions. Please revise to clearly explain why voyage expenses for the twelve month period ended December 31, 2012 were significantly higher than the forecasted period (i.e., you incurred a significant amount of voyage expenses in 2012, mainly bunkers, due to the repositioning and off-hire periods of your vessels in 2012 and you do not expect this to occur in 2014).

General and Administrative Expenses, page 63

20. We note your disclosure that forecasted general and administrative expenses for the twelve months ended December 31, 2014 of approximately $2.3 million are based on the assumption that you will incur approximately $2 million in incremental expenses as a result of being a publicly traded limited partnership. Please explain to us, and revise to disclose how you calculated or determined the $2 million amount.

Maintenance Capital Expenditures, page 64

21. We note your disclosure that your initial annual estimated drydocking costs for your vessels for purposes of calculating operating surplus will be $2 million per year. Please explain to us and revise to disclose the assumptions used to calculate or determine the $2 million amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Critical Accounting Policies and estimates, page 99

Vessel Lives and Impairment, page 100

22. We note your response to our prior comment 59 that you believe the use of the five-year average historical rates is a conservative approach, which considers lower past time charter rates and as such you believe a sensitivity analysis to demonstrate how the use of the most recent thee and one year average historical rates would impact the impairment

analysis would not provide useful information to investors. However, in light of the fact that choice of an average historical rate is subjective, we continue to believe a sensitivity analysis would be useful to explain how your impairment analysis for your vessels would be impacted in the event that you utilized another average rate (such as the most recent three year or one year historical average rates) for purposes of estimating cash flows for unfixed days. We believe such an analysis would allow investors to better understand how your future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Given your disclosure on the page 7 that charter rates with terms of 0 to 5 years have been more volatile than 5 to 10 year charter rates, and your disclosure on page 85 that since 2007, you have employed all of your vessels in the short-term chartering market and such market has been "highly volatile" over the last five years, we believe such disclosure would be valuable for investors considering the significant volatility in your earnings in recent years. Please revise accordingly. If the use of alternative average rates would not impact your impairment analysis, please revise you disclosure to indicate this.

23. We note your additional disclosure on page 101 in response to our prior comment 60 which identifies the carrying value of each of your vessels as of September 10, 2013 and discloses that you believe that as of September 10, 2013, the basic charter-free market value for each vessel in your Initial Fleet is higher than each vessel's carrying value. As previously requested, please revise to provide the carrying value as of each balance sheet date included in your filing. Also, the identification of vessels whose estimated market values are less than their carrying values should be done as of each balance sheet date. Also, please revise the table as originally requested to disclose the purchase price of each vessel.

The International Liquefied Natural Gas (LNG) Shipping Industry, page 105

Short-Term Traders, page 114

24. Please provide a brief definition for the terms "long-term contracts" and "short-term market" here.

Management, page 145

Directors and Senior Management, page 146

25. Please disclose which of your senior management serves the role of your principal financial officer.

George Prokopiou, page 147

26. We note your disclosure on page 147 that "companies related to Mr. Prokopiou have built more than 93 vessels at shipyards in South Korea, Japan and China." Please clarify what you mean by "companies related to Mr. Prokopiou."

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

27. Please revise to remove the restrictive legend in the report of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Notes to the Consolidated Financial Statements, page F-7

7. Long-Term Debt, page F-14

28. We note your revised disclosure on page 96 in response to our prior comment 28. As originally requested, please revise the notes to your financial statements to more clearly disclose the nature and terms of the restrictions imposed on your ability to pay distributions. Your revised disclosure in note 7 should be in a level of detail similar to your response to comment 28. In addition, include in MD&A disclosure of the nature of the specific amendments you will seek with your lenders, including any waivers related to noncompliance with covenants.

Other

29. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

30. Please revise to update the financial statements as necessary to comply with Item 8A of Form 20-F.

       You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

                    Sincerely,

                    /s/ Loan Lauren P. Nguyen

                    Loan Lauren P. Nguyen
                    Special Counsel

cc: <u>Via E-mail</u>
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP